EMGOLD MINING CORPORATION

Suite 1400 – 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.emgold.com

July 18, 2012	TSX Venture Exchange: EMR
OTCQB: EGMCF
U.S. 20-F Registration: 000-51411
Frankfurt Stock Exchange: EML

EMGOLD TO RE-PRICE AND EXTEND EXISTING WARRANTS

OFFERS EARLY CONVERSION OPTION FOR WARRANT HOLDERS

Emgold Mining Corporation (“Emgold” or the “Company”) is pleased to announce that it proposes to seek approval to re-price and extend the expiry date of existing common share purchase warrants (“warrants”) for the Company’s warrant holders.  Warrants having a conversion price above CDN$0.15 per share will have such price reduced to CDN$0.15.  In addition, the expiry date of eligible warrants will be extended by a 12 month period from their current expiry dates.

Emgold has 35.3 million warrants outstanding, convertible at prices ranging from CDN$0.15 to CDN$0.35 per share.  A total of 33.6 million of these warrants will be eligible for the 12 month extension, and 19.4 million will be eligible for re-pricing at $0.15 per share, subject to restrictions outlined below.

Emgold is also offering the 33.6 million eligible warrant holders an “Early Conversion Option” whereby they can convert their warrants to shares at CDN$0.10 per share if exercised by August 31st, 2012.  This is also subject to restrictions outlined below.

Warrants will be separated into five separate groupings, representing the different financings when the warrants were originally issued.  The re-pricing of the warrants in each separate “Group” is subject to 100 percent approval of the warrant holders in that Group, as well as to the approval of the TSX Venture Exchange (the “Exchange”).

The amended warrants, in accordance with the policies of the Exchange, will include a provision requiring the warrants to be exercised, if at all, within 30 days if the Company’s shares trade on the Exchange for ten consecutive trading days at or above 1.25 times the amended warrant price.

Also according to Exchange policies, if insiders hold more than 10 percent of the warrants in any one Group, insiders will be limited to re-pricing only 10 percent of the warrants in that Group, which will be distributed pro rata among insiders holding warrants in that Group.    Warrants issued to agents or finders will not be amended.

Emgold management will be contacting eligible warrant holders by mail and providing a Warrant Amendment Agreement over the next week.  We request that all eligible warrant holders respond on or before August 10, 2012.

David Watkinson, President and CEO of Emgold stated, “Re-pricing of the warrants will give our existing warrant holders an opportunity to convert their warrants into Emgold stock as a time when the junior mining sector is depressed.  This will provide upside when the junior mining sector recovers.

The warrant extension shows our appreciation to those investors who have participated in Emgold financings in the past and this will provide some relief from the current market conditions.”

About Emgold Mining Corporation

Emgold is in the process of completing an Environmental Impact Report (“EIR”) for the Idaho-Maryland Project in California, with a targeted completion date of 2013, subject to financing.  The Idaho-Maryland Mine produced 2.4 million ounces of gold at an average recovered grade of 0.43 ounces per ton between 1862 and 1956.  Once the EIR is complete and permits are obtained, the Company plans to dewater and rehabilitate the historic underground workings, conduct underground exploration, and ultimately construct a high grade underground gold operation capable of producing over 200,000 ounces of gold per year.

Management believes the exploration target at Idaho-Maryland is 3 to 5 million ounces of gold, subject to additional diamond drilling that will be completed from underground once the mine is permitted and dewatered. Note that this target is conceptual in nature, and there has been insufficient exploration to define a mineral resource other than as disclosed in the table above, and it is uncertain if further exploration will result in any further delineation of a mineral resource.  The target is based on projecting historic production and current resources to a depth of 5,000 feet.

Emgold has several other early to mid stage exploration properties.  These include the Buckskin Rawhide and Koegel Rawhide gold properties in Nevada and the Stewart and Rozan poly-metallic properties in British Columbia where it is conducting exploration activities.

Note that technical information in this press release has been reviewed and approved by Mr. Robert Pease, P.Geo., a Qualified Persons as defined in National Instrument 43-101.  Mr. Pease is responsible for supervising the technical work related to the Idaho-Maryland Project.

On behalf of the Board of Directors
David G. Watkinson, P.Eng.
President & CEO

For further information please contact:
Tel: 604-687-4622 Toll Free: 1-888-267-1400
Email: info@emgold.com

This release was prepared by the Company's management. Neither TSX Venture Exchange nor its Regulation Services Provider (as the term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.  For more information on the Company, investors should review the Company's filings that are available at www.sedar.com or the Company's website at www.emgold.com.  This news release includes certain statements that are "forward-looking statements" within the meaning of applicable securities laws including statements regarding the re-pricing and extension of the warrants, the timing of completion of the Final EIR on the Idaho-Maryland Project, the Company's planned work programs, exploration potential, expected results, and other statements.  Forward-looking statements are based on certain assumptions of the Company, including that the warrant holders and the Exchange will approve the re-pricings, that the City of Grass Valley and its consultants, which are funded by Emgold, will complete the EIR in a reasonable timeframe, the City of Grass Valley will certify the EIR as complete, and the City of Grass Valley will approve the Conditional Use Permit for the mine and approve other entitlements under their authority.  They assume other permitting agencies overseeing the project on a local, state and federal level will grant the permits needed for mining construction and operation.  They assume that actual results of exploration, development, and production activities are consistent with management's expectations, that assumptions relating to mineral resource estimates and exploration targets are accurate, and that necessary financing is available to complete the required exploration work.  They include assumptions about production rates, production grades, and gold recoveries.  Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include the failure to obtain Exchange or warrant holder approval for the re-pricing of one or more of the Groups, exploration results that are different than those anticipated, inability to raise or otherwise secure capital to fund planned permitting, exploration, mine construction and development, and mine operations.  Other risk factors include changes in metal prices, the price of the Company's shares, the costs of labour, the cost of equipment, the cost of supplies, actual development and mining operation successes, exploitation and exploration successes, approvals by federal, state, and local agencies, permitting delays, legal challenges to permits, general economic, market or business conditions, and other factors beyond the control of the Company. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. The Company does not intend to update or revise any forward-looking information whether as to a result of new information, future events or otherwise, except as required by law.